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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*



                                KIDS STUFF, INC.
                            ------------------------
                                (Name of Issuer)



                                  Common Stock
                     ---------------------------------------
                         (Title of Class of Securities)


                                   49380U-10-0
                             ----------------------
                                 (CUSIP Number)

           Steven Morse, Esq., Lester Morse P.C., 111 Great Neck Rd.,
                      Great Neck, NY 11021 (516-487-1446)
         --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 26, 1997
               ---------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  49380U-10-0                                        Page 2 of 7 Pages
----------------------                                        -----------------

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Duncan Hill, Inc.  ID# 34-1229487
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
           Not Applicable.
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |     7,400,000 (includes 5,000,000 shares of
BENEFICIALLY   |     |     Non-Convertible Voting Series A Preferred Stock)
  OWNED BY     |_____|________________________________________________________
   EACH        |     |
 REPORTING     |  8  |   SHARED VOTING POWER
PERSON WITH    |     |
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       7,400,000 (includes 5,000,000 shares of
               |     |       Non-Convertible Voting Series A Preferred Stock)
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,400,000 (includes 5,000,000 shares of Non-Convertible
          Voting Series A Preferred Stock)
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [X]
          Excludes shares beneficially owned by William L. Miller and
          Jeanne E. Miller.
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                86.9%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
              CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  49380U-10-0                                        Page 3 of 7 Pages
----------------------                                        -----------------

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               William L. Miller ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                Not Applicable.
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |     -0-
BENEFICIALLY   |     |
  OWNED BY     |_____|________________________________________________________
   EACH        |     |
 REPORTING     |  8  |   SHARED VOTING POWER
PERSON WITH    |     |
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |      -0-
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
          Excludes shares beneficially owned by Jeanne E. Miller and Duncan Hill, Inc. and options to purchase 100,000 shares which will vest over a period of three years commencing January 1, 1999.
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
              IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No.  49380U-10-0                                        Page 4 of 7 Pages
----------------------                                        -----------------

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Jeanne E. Miller ###-##-####
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                Not Applicable.
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                U.S.A.
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |     -0-
BENEFICIALLY   |     |
  OWNED BY     |_____|________________________________________________________
   EACH        |     |
 REPORTING     |  8  |   SHARED VOTING POWER
PERSON WITH    |     |
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |      -0-
               |     |
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          -0-

______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
          Excludes shares beneficially owned by William L. Miller and Duncan Hill, Inc. and options to purchase 100,000 shares which will vest over a period of three years commencing January 1, 1999.
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
              IN
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP No. 49380U-10-0                                      Page 5 of 7 Pages
---------------------                                      -----------------


Item 1.           Security and Issuer
-------
         This statement relates to the Common Stock of Kids Stuff, Inc. (the "Issuer"). The Issuer's executive office is located at 4450 Belden Village Street, N.W., Suite 406, Canton, Ohio 44718.

Item 2.           Identity and Background
-------
                  Duncan Hill, Inc.
                  -----------------
         (a)      Duncan Hill, Inc.

         (b)      4450 Belden Village Street, N.W.
                  Suite 406
                  Canton, Ohio 44718

         (c)      Principal stockholder of the Issuer.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Delaware

                  William L. Miller
                  -----------------
         (a)      William L. Miller

         (b)      c/o Kids Stuff, Inc.
                  4450 Belden Village Street, N.W.
                  Suite 406
                  Canton, Ohio 44718

         (c) Chief Executive Officer of The Havana Group, Inc. and Kids Stuff, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

                  Jeanne E. Miller
                  ----------------
         (a)      Jeanne E. Miller

         (b)      c/o Kids Stuff, Inc.
                  4450 Belden Village Street, N.W.
                  Suite 406
                  Canton, Ohio 44718

                                  SCHEDULE 13D

CUSIP No. 49380U-10-0                                      Page 6 of 7 Pages
---------------------                                      -----------------


         (c)      President of Kids Stuff, Inc.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      U.S.A.

Item 3.           Source and Amount of Funds or Other Consideration
-------
                  Not Applicable. (The securities owned by Duncan Hill, Inc. and William L. Miller were acquired by them prior to the Issuer becoming a reporting company under Section 12(g) of the Securities Exchange Act of 1934, as amended.)

Item 4.           Purpose of Transactions
-------
                  Not Applicable. (See Item 3.)

Item 5.           Interest in Securities of the Issuer
-------

                  (a) - (b) As of June 26, 1997, William L. Miller and Jeanne E. Miller each beneficially owned zero shares of the Issuer's Common Stock. Millers each own options to purchase 100,000 shares which will vest to both Mr. Miller and Mrs. Miller one-fourth on each of January 1, 1998, January 1, 1999, January 1, 2000 and January 1, 2001. Duncan Hill, Inc. owns 5,000,000 shares of Series A Non-Convertible Voting Preferred Stock. Each share of Series A Preferred Stock is entitled to vote as a class with the Common Stock, except where Delaware Law provides otherwise. Duncan Hill also owns 2,400,000 shares of the Issuer's Common Stock which, together with the Preferred Stock, gives Duncan Hill the sole power to vote and to dispose of 7,400,000 shares of the Issuer's Common Stock, which constitutes 86.9% of the Issuer's outstanding stock. Mr. and Mrs. Miller control approximately 68% of the outstanding capital stock of Duncan Hill, Inc.

                  (c) This Schedule 13D does not give effect to transactions that occurred after June 26, 1997 which are reflected in a separate Schedule 13D filed contemporaneously with this
                  Schedule 13D.

                  (d) - (e)  Not Applicable

Item 6.           Contracts, Arrangements, Understandings or Relationships with
-------           Respect to the Securities of the Issuer


                  Not Applicable.

Item 7.           Materials to be filed as Exhibits
-------
                  Not applicable

                                  SCHEDULE 13D


CUSIP No. 49380U-10-0                                      Page 7 of 7 Pages
---------------------                                      -----------------


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 1998

Reporting Person:    Duncan Hill, Inc.


Signature By:   /s/   William L. Miller
             ------------------------------------
                       (authorized officer)

Reporting Person:  William L. Miller

Signature    /s/   William L. Miller
             ------------------------------------


Reporting Person:  Jeanne E. Miller

Signature    /s/   Jeanne E. Miller
             ------------------------------------